Intercontinental Exchange, Inc.

5660 New Northside Drive, Third Floor

Atlanta, Georgia 30328

August 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Susan Block, John Stickel

Re:	Intercontinental Exchange, Inc.

Registration Statement on Form S-4

File No. 333-265709

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Intercontinental Exchange, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 10:00 a.m. Eastern Time on August 19, 2022, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Cody L. Wright of Shearman & Sterling LLP at (212) 848-4152, or in his absence, Rory B. O’Halloran at (212) 848-4550, and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

/s/ A. Warren Gardiner
A. Warren Gardiner
Chief Financial Officer

cc:	Andrew J. Surdykowski – Intercontinental Exchange, Inc.

Rory B. O’Halloran – Shearman & Sterling LLP

Cody L. Wright – Shearman & Sterling LLP

Catherine M. Clarkin – Sullivan & Cromwell LLP

Michael L. Gravelle – Black Knight, Inc.

Jacob A. Kling – Wachtell, Lipton, Rosen & Katz

[Signature Page to Acceleration Request Letter]